

December 4, 2012

Via E-mail
Mr. Arnold R. Klann
Chairman and Chief Executive Officer
BlueFire Renewables, Inc.
31 Musick
Irvine, CA 92618

> **Re: BlueFire Renewables, Inc.**
> **Post – Effective Amendment No.5 to Registration Statement on Form S-1**
> **Filed November 23, 2012**
> **File No. 333-148199**

Dear Mr. Klann:

We have limited our review of your registration statement to those issues that we have addressed in our comment. In our comment, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information that you provide in response to these comments, we may have additional comments.

General

1. It appears that although the prospectus included in the post-effective amendment has been in use for more than nine months, the audited financial statements contained therein are more than 16 months old and you have not previously updated them as required under Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) accompany or precede the confirmation of the sale of a security. Please advise whether you have made any offers or sales using the prospectus during the period in which the audited financial statements were not current.

Exhibits

2. Please list the XBRL-related documents as exhibits in the exhibit index. Refer to Item 601(b)(100) of Regulation S-K.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comment, before we can declare the amended registration statement effective, the company should provide us a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3727 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other questions.

               Very truly yours,

               /s/ Era Anagnosti

               for Pamela A. Long
               Assistant Director

cc: Via E-mail
       Joseph Lucosky, Esq.
       Lucosky Brookman LLP